

November 29, 2010

By facsimile to (425) 451-8568 and U.S. Mail

Mr. Merlyn Kirk
President, Secretary, and Treasurer
GreenChoice International, Inc.
527 18th Avenue NW
Calgary, AB T2M-0T6, Canada

Re: GreenChoice International, Inc.
        Pre-effective Amendments 6, 7, and 8 to Registration Statement on Form S-1
        Filed November 15 and 16, 2010
        File No. 333-167879

Dear Mr. Kirk:

        We reviewed the filings and have the comments below.

General

1. We note your responses to our comments in our letters dated July 19, 2010, August 10, 2010 and October 12, 2010 regarding your proposed business plan and plan of operation and whether your company is a blank check company that should comply with Rule 419 of Regulation C under the Securities Act. After reviewing these responses, in particular the responses to comments 6 through 20 in our letter dated October 12, 2010 as well as the revised disclosure in the prospectus, we believe that your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise the registration statement to comply with Rule 419.

Risk Factors, page 4

2. We note that risk factors 14-17 are new risk factors. Elaborate on each of the risks in the risk factor discussion to place each of the risks in context. Where absolutely necessary, you may cross reference to more detailed discussion elsewhere in the registration statement.

Use of Proceeds, page 11

3. Although the response to comment two in our letter dated October 12, 2010 states that no proceeds will be used for offering expenses, revised disclosure states that only the legal fees do not include fees associated with this offering. Please revise to state, if true, that the audit fees and other fees also do not include fees associated with this offering.

Dilution, page 12

4. Refer to comment one in our letter dated October 12, 2010. We note that the table reflects dilution as of July 31, 2010. As requested previously, update the disclosure as of the most recent date practicable.

5. We note your response to comment four in our letter dated October 12, 2010 and the revision to your registration statement. Please further amend your document to revise:

    • The second line of the table to say "Pro forma net tangible book value per share after stock sale."

    • The amount on the second line in the 100% column to say ".009" to reflect the table in your response letter dated November 15, 2010.

    • The third line of the table to replace the word "Decrease" with "Increase" to reflect the table in your response letter dated November 15, 2010.

Description of Business, page 15; Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

6. Disclosure that "Provision of the building lot, permits, government approvals or licenses…will not be the responsibility of GreenChoice" and disclosures elsewhere in the description of business section and the plan of operation subsection that "[GreenChoice's] North American suppliers will be fully responsible for any special government licensing, permits, environmental or other government costs or fees" and GreenChoice intends "to make it a term of sale that [its] customers are responsible for all local licensing, permits, inspections and other government fees, levies or costs" appear inconsistent with disclosure in risk factor 16. Please reconcile the disclosures.

7. Provide support for the statement that Mr. Merlyn Kirk has "hundreds" of relatives, family friends and business contacts that live, work and do business in Asia. We note disclosure elsewhere that Mr. Kirk has "several" existing business associates in Asia.

8. Please remove the reference to the website "www.referenceforbusiness.com" as you are not permitted to incorporate by reference.

Competition

9. Since GreenChoice does not have an agreement with a North American manufacturer to supply logs, log house components, or pre-fabricated structures, there appears to be no reasonable basis for the statements in the fourth paragraph that "We have at our disposal suppliers with decades of experience in building wood homes" and "We also have materials and products available that can be built from uniquely indigenous North American tree stock…" Please revise.

Exhibit 5.1

10. Notwithstanding the representation in response to comment 22 in our letter dated October 12, 2010 that you revised and refiled the legal opinion, you did not refile the exhibit. Please comply with prior comment 22 in the next amendment.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: James B. Parsons, Esq.
           Parsons/Burnett/Bjordahl, LLP
           1850 Skyline Tower
           10900 NE 4th Street
           Bellevue, WA 98004